Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: November 14, 2019

The following is an excerpt of a transcript of a conference call that was conducted November 14, 2019, relating to Hillenbrand, Inc.’s results for the fourth quarter and fiscal year 2019, which ended September 30, 2019.

Operator:

Good morning, everyone, and welcome to Hillenbrand’s earnings teleconference for the fourth quarter of fiscal 2019.

A replay of this call will be available until midnight Eastern time, November 28, 2019, by dialing 1-800-585-8367 toll free in the United States and Canada, or +1-416-621-4642 internationally and using the conference ID number 2084256. This webcast will be archived on the Company’s website at ir.hillenbrand.com through December 13, 2019.

If you ask a question during today’s call, it will be included in any future use of this recording. Also, note that any recording, transcript, or other transmission of the text or audio is not permitted without Hillenbrand’s written consent.

At this time, it’s my pleasure to turn the call over to Rich Dudley, Director of Investor Relations. Mr. Dudley, please go ahead.

Rich Dudley:

Thank you, Operator. Good morning, everyone, and welcome to Hillenbrand’s Fourth Quarter Fiscal 2019 Conference Call. I’m joined by our President and CEO, Joe Raver, along with our Senior Vice President and CFO, Kristina Cerniglia.

During today’s call we’ll discuss fourth quarter and full year financial results, the outlook for our businesses for fiscal year 2020, and we’ll provide and update on our pending acquisition of Milacron. We’ll then open the call up for Q&A. While we recognize there’s a lot of interest in Milacron’s performance, we remain separate companies until closing, and we will not be addressing any questions regarding their future outlook or their quarterly results, and we appreciate you focusing your questions on Hillenbrand-specific topics.

Before we get to the results, let me remind you that our comments may contain certain forward-looking statements that are subject to the safe harbor provisions of the securities laws. These statements are not guarantees of future performance, and our actual results could differ materially.

Also, during the course of this call, we will be discussing certain non-GAAP operating performance metrics. I encourage you to take a look at Slide 3 and 4 of the slide presentation and our 10-K, which can be found on our website, for a deeper discussion of transaction-related matters, forward-looking statements, and the risk factors that could impact our actual results.

Now, I’d like to turn the call over to Joe.

Joe A. Raver:

Thanks, Rich. Good morning, everyone.

Our vision at Hillenbrand is to build a world-class global, diversified industrial company, with a proven record of success driven by the Hillenbrand Operating Model. Our mission is to create exceptional value for our customers, provide great professional opportunities for our employees, to be responsible the communities in which we operate, and deliver value to our shareholders.

Our profitable growth strategy has four key pillars. The first is to strengthen and build business platforms to achieve scale, both economically and in the marketplace. The second is to build a scalable foundation for growth, utilizing the Hillenbrand Operating Model. Third is to run Batesville for cash flow. The fourth is to effectively deploy that strong free cash flow to create shareholder value.

We made progress executing our strategy in fiscal 2019 and finish the year with solid fourth quarter financial results, including record revenue and adjusted earnings per share. We’re encouraged by the continued growth in large polyolefin systems at Coperion, as well as Batesville’s resiliency in delivering healthy margins and cash flow in a challenging demand environment.

During the year, we completed the successful integration of BM&M Screening Solutions within our separation business, and now we are preparing to integrate Milacron which is the largest acquisition in our history and which represents the next major step in our transformation. The Milacron acquisition is very well aligned with our strategy, requiring good businesses with leading brands and strong technology.

We are adding two sizable platform businesses to our portfolio, which, along with our Coperion business, will be our main focus for future investment and growth. In the near term, we expected to achieve $50 million in run rate cost synergies by the end of Year 3 so we get the benefits of scale related to redundant public company costs, procurement, and other operational efficiencies driven by the application of the Hillenbrand Operating Model. Over the medium to longer term, we expect to drive revenue synergies through cross-selling and shared innovation.

As you may have seen a couple of days ago, Milacron reported their fiscal third quarter results that show the impact from industry headwinds, the effects of the global slowdown, and trade tensions; not very different from some of the challenges that we’re facing in parts of our business and that we have managed through effectively in the past.

Milacron’s third quarter earnings do not change our belief that this is a highly strategic, long-term transformational acquisition, and we remain confident in achieving $50 million in targeted cost synergies and creating long-term shareholder value.

For those of you unfamiliar with Milacron, let me give you a quick snapshot of who Milacron is and why we’re excited about the opportunity ahead of us. Milacron is a global leader in highly engineered and customized systems in plastic technology and processing with more than $1 billion in annual revenue. They have strong industry positions and brands and, in particular, are recognized as a leader in hot runner systems, injection molding equipment, and metalworking fluids.

Milacron operates in three segments. First is the Melt Delivery and Control Systems business, or MDCS. MDCS designs and manufactures highly engineered, technically advanced hot runner and process control systems, mold bases, and components. Milacron is well known for its Mold-Masters brand, which is a global leader in the industry it serves. Second is the Advanced Plastics Processing Technologies business, or APPT. APPT designs and manufactures plastics processing equipment and systems, including injection molding, extrusion, and auxiliary systems under the Milacron brand. In injection molding equipment, Milacron is a recognized leader in North America and India.

Third is the Fluids business, operating under the Cimcool brand. Cimcool provides metalworking fluids that help its customers reduce production costs. It’s a strong business with attractive financial metrics and a global presence.

We continue to believe in the compelling strategic merits of the deal. We expect Hillenbrand and Milacron will be stronger together. We think there’s an untapped opportunity for Hillenbrand to become a leader across the plastics value chain, with expanded capabilities and increased global scale. Today we are strong in base resin production and engineering plastics, and we have emerging capabilities in extruded products and recycling. Milacron will expand our product offering in these areas and extend our reach into durable plastics processing where plastics is shaped into end products.

We believe that our deep expertise across all these processes will foster innovation and enable us to capitalize on emerging trends across the industry, including innovations in biodegradable plastics and recycling. We expect demand for plastics to continue to grow over the long run, particularly in industries that are increasingly recognizing the benefits of durable plastics, including automotive, as lightweighting becomes more critical with demand for more fuel-efficient and electric vehicles; consumer goods and construction where plastics improve durability and require less maintenance; and medical products, with an increased focus on safety, improved drug and therapy delivery, and durability.

It’s important to highlight that Milacron’s equipment is more focused on durable plastic products rather than single-use products.

Since we announced the proposed combination in July, we’ve made substantial progress towards closing the transaction while diligently planning the integration process and Day 1 readiness. We have our best people leading the integration and have also partnered with a leading consulting firm to provide structure and oversight. We kicked off the process with the development of a centralized integration management office led by our Vice President of the Hillenbrand Operating Model, Jim Hooven, and dedicated Integration teams across key functional areas. These teams are working on Day 1 through Day 100 readiness, the combined organizational model and structure, and synergy achievement. In short, we’re preparing to hit the ground running on Day 1.

The structure we’ve set up enables us to remain focused on running our core businesses while dedicated integration teams drive synergy realization.

As a reminder, we expect to generate annualized run rate cost synergies of approximately $50 million within three years with a significant portion coming from reduced public company costs. Our two companies are highly complementary with limited commercial overlap, so we expect minimal disruption to the core businesses as we execute our synergy plans. We’re confident in our ability to effectively integrate and help make the combined businesses better. We’ve done this before with our successful acquisition of Coperion, and we think we can apply that experience here. We’ll share additional details on progress after the transaction has closed and in subsequent earnings calls.

In terms of timing, we’ve received all recently anticipated regulatory approvals for the transaction. The completion of the merger is also conditioned on the approval of Milacron’s shareholders. Milacron is holding a special meeting on November 20 to seek their approval. In addition to the shareholder vote, there are certain other customary conditions that need to be met in order to close. While we don’t anticipate any issues, we can’t predict with certainty the satisfaction of these conditions nor the specific timing of the close. The merger agreement provides that the transaction is to close within three business days of all conditions being satisfied.

Beyond that, we’re focused on running the business and delivering a seamless transition for all customers. We’ll be monitoring the integration, and I will personally ensure that we maintain an acute sense of urgency to address any issues that may arise. Our team understands the significance of the work ahead, and we can’t wait to get started.

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Kristina A. Cerniglia:

We reported total revenue of $486 million for the quarter, an increase of 2% over the prior year. Excluding FX, revenue grew 4%. The growth was driven primarily by the Process Equipment Group increasing 3%, which includes 1% from the acquisition of BM&M. Batesville’s revenue was essentially flat year-over-year. Adjusted EBITDA of $87 million increased 7% over the prior year and Adjusted EBITDA margin of 17.9% expanded 80 basis points, primarily driven by pricing and productivity improvement which more than offset product mix and cost inflation. I’ll provide more details about our margin performance when I review segment results.

GAAP net income of $25 million, or $0.39 per share, was down $0.31 per share compared to last year, largely as a result of acquisition costs and restructuring charges. These costs were approximately $31 million in total for the fourth quarter compared to $2 million in fiscal 2018. Adjusted net income of $48 million or $0.76 per share increased $0.09 or 13% year-over-year. The adjusted effective tax rate for the quarter was 26.7%.

We generated solid operating cash flow of $69 million in the quarter that was about $23 million lower than last year’s fourth quarter, primarily due to acquisition and integration costs. We also returned $13 million to our shareholders in the form of cash dividends.

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GAAP net income of $121 million increased 59%, resulting in GAAP earnings per share of $1.92. The increase was mainly driven by non-cash goodwill and trade name impairment charges taken in the prior year that did not repeat, partially offset by higher acquisition costs and restructuring charges. On an adjusted basis, net income of $155 million resulted in adjusted earnings per share of $2.45, an increase of 1%. We delivered that earnings growth in the face of a 3% foreign currency headwind and a higher adjusted effective tax rate. Our adjusted effective tax rate of 26.9% for the full year increased 100 basis points compared to the 25.9% in 2018, primarily due to the unfavorable geographic mix of pre-tax income.

Operating cash flow of $179 million was $69 million lower than the prior year, primarily due to expenses related to the acquisition of Milacron and an increase of $14 million in cash paid for taxes. Our free cash conversion rate was approximately 122% of net income for the year. We continue to leverage the Hillenbrand Operating Model to drive greater efficiency across the business. With focused execution of working capital initiatives, we delivered working capital turns of approximately nine times for the year. During the year we also returned $53 million to shareholders in the form of quarterly dividends.

In terms of our capital allocation priorities, we’ve said that our priorities are reinvesting in our business, both organically and inorganically, to accelerate profitable growth. The Milacron acquisition is a key strategic investment in advancing our vision. As we announced on October 11, we’ve completed the financing necessary to fund the transaction, which includes two term loan commitments totaling $725 million under our credit agreement and $375 million of  4.5% senior notes due in September of 2026.

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In summary, our solid fourth quarter performance was as we had expected, and it capped off a successful year for Hillenbrand. Our focus is now on capitalizing on the momentum we’ve generated in large plastic projects, and driving flawless execution on the Milacron integration to deliver the targeted synergies and overall business results.

As a reminder, we expect to generate annualized run rate cost synergies of approximately $50 million within three years following the Milacron close. The majority of anticipated savings will come from reducing public company costs, capturing direct and indirect spend opportunities, and realizing operating efficiencies. Work plans have been developed to deliver run rate synergies of approximately $20 million to $25 million in Year 1. We’re very confident in our ability to deliver on the committed cost synergies.

Furthermore, we believe there’s additional opportunity as we leverage the Hillenbrand Operating Model throughout the operations, as well as driving revenue synergies across the business by leveraging cross-selling opportunities of extruder and material handling equipment, and utilizing our global footprint to further penetrate the aftermarket. We’ll work together after the close to better define plans to drive results in these areas.

I’ll now turn to our outlook for fiscal year 2020. At this time, we are providing guidance only on our current standalone business, as we have not closed on Milacron. We will revisit our outlook for the combined company with next quarter’s results, with the expectation that we will have completed the Milacron transaction by then.

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Joe A. Raver:

We’re also working hard to welcome Milacron to Hillenbrand. Together, we’ll continue to take care of our customers and execute on our strategy and plans to deliver the full potential of the acquisition.

That concludes our prepared remarks. We’re ready to take your questions. As a reminder, we will not be addressing questions regarding Milacron’s quarterly performance. With that, I’ll ask the Operator to please open the lines.

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Daniel Moore:

I wanted to start with, Joe, you mentioned kind of three key platforms that you’ll have pro forma once the deal with Milacron closes. Beyond just organic cash generation and the synergy capture, what opportunities do you have to potentially de-lever the business faster relative to some of those smaller, possibly noncore businesses in the portfolio?

Joe A. Raver:

Yes. Dan, I think you’re aware, for the last few years we’ve talked about our strategy, which is to strengthen our current platforms and then to continue to build platforms. When we say platforms we mean scale, businesses that have $500 million in or more revenue. We have scale in the marketplace with size, etc., but also—or scale economically, but also scale in the marketplace where we’re having very good position in the industries that we serve.

With the Milacron acquisition we’re excited because we think it fits sort of both of those strategic intents, and one is the Coperion business gets stronger. I think the Milacron businesses get stronger as they can cross-sell products and share technology, particularly around the extrusion business and material handling.

Then as I mentioned, I think in the prepared remarks, we get two new sort of sizable platforms in the MDCS business and the APPT business. As we look forward and we think about capital allocation, of course after we’ve paid down debt, we would expect to allocate more capital where we get the highest returns. We would expect that to be in building out some of the larger scaled platforms that we have.

From some of the smaller businesses’ perspective, we constantly look at our portfolio. I think we say this every time on a call, we’re constantly looking at the portfolio. We formally look at it twice a year, once with the full Board. So, we’re always looking at that portfolio. As we think about where we’re going to allocate capital going forward and where we get the best returns, if there’s a better owner for one of those businesses, or if we can create shareholder value with the divestiture of one of those businesses, I think as we’ve said in the past, right, we would be open to that.

Then related to debt, of course, if something like that were to happen, a transaction were to happen, we would certainly use the proceeds to pay down debt. I mean, that’s our first priority in the coming 12 to 24 months.

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Daniel Moore:

Very helpful. Last for me, and I’ll jump back, but maybe for Kristina, but you alluded to the softness that Milacron has seen here in the short-term. Does any of that have any impact on your longer-term sort of fiscal 2021 targets of getting to somewhere in the ballpark of $325 million in free cash flow?

Kristina A. Cerniglia:

Yes. I think our long-term thinking has not changed, Dan. We still expect to get that $325 million of free cash flow by ‘21. We do close, hopefully, by the end of the year, and in the first quarter we will be coming out with combined guidance. At that point we’ll also talk more about that $325 million. But right now, it’s still the same long-term thinking; that hasn’t changed. This is a little blip. We knew what we were buying, and we well execute the synergies and expect to hit that $325 million in the next couple of years.

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John Franzreb:

Okay. I guess one last question. I guess you mentioned the Milacron savings. You’re sticking to the $50 million. Does the weakness in Milacron, does that—and I know you said $20 million to $25 million in Year 1—does that enable you to realize those savings sooner, or does it push it further to the right of the three-year horizon?

Kristina A. Cerniglia:

No. We still see achieving that $50 million within that three-year timeframe, that annual run rate. When we think about the Year 1 savings, the $20 million to $25 million of run rate savings at the end of Year 1, remember there’s a lot of public company costs and direct and indirect procurement savings that are tied to that $20 million to $25 million. Regardless of the performance of the business, we still feel very confident that we’re going to get that $20 million to $25 million run rate savings in Year 1, and then the $50 million by Year 3.

The other thing that I would highlight is there are other opportunities that we will be working on post-close. Joe alluded to revenue synergies that we will be working on and then further operational synergies, just deploying our Hillenbrand Operating Model.

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Daniel Moore:

Lastly, Joe, you mentioned obviously the customary closing conditions, things that are of out of your control. But if everything fell as well as it could, the shareholder votes on the 20th, I mean, theoretically could close by in the end of the month; is that correct?

Joe A. Raver:

Yes. The shareholder vote is on the 20th, as I mentioned in my prepared remarks. Then the contract calls for, if all the closing conditions are satisfied on the 20th, as an example, that means that by contract we’d close this in three business days at the longest. If everything fell into place perfectly, you’re looking at a pretty relatively fast timeline. But, again, I just want to stress that there’re a number of things that have to fall into place that happen. We don’t expect any issues, but I can’t really predict what all those things are going to be and how it’s going to play out. But that’s the kind of timeline that we’d expect at the shortest, and then I think, as Kristina mentioned, probably at the longest it’s somewhere towards the end of the quarter. So, we expect it to happen during this quarter.

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Matt Summerville:

Just a follow-up. I wanted to talk just about the plastics business for a moment. Is there a way to sort of frame up how much of your business is sort of potentially exposed to areas—or Milacron’s for that matter—potentially exposed to areas where you sort of have this “war on plastics?” Then, conversely, I want to flip it around and really try and dig into a little bit deeper how your business could be leveraged to the recycling side of things and proposed European regulations around how much postconsumer content has to be included in products sort of going forward, so maybe work in some regulatory commentary as well. Thank you.

Joe A. Raver:

Yes. Sure. A couple of comments, what Coperion does is a large part of their business is in base resin plastics, so think mostly polyethylene and polypropylene. We don’t really know where all of that goes, and so we’re kind of using sort of general industry metrics or data for that. I would say we’re in probably about the 10% range or so. Again, there’s a lot of assumptions there that would be attributed to single-use plastics. I think then we, of course, track where and what kinds of plastics are subject to some sort of regulatory ban or regulatory issue. That’s a much smaller part. Again, our estimates are less than 5% or less that would be subject to some sort of regulatory ban around the world.

That’s kind of how we think about that, and that’s in the Process Equipment Group, so that’s Process Equipment Group kind of metrics. I think Milacron is—when you think about the Milacron business, again, we don’t own the business yet and have a lot to learn, but they are not really sort of a bottle and bags kind of company; they’re really a more durable plastics company where they’re focused in areas like consumer goods, so think furniture or coffee pots, automotive, medical, construction, so profiles and frames. So, they’re really not a big player in single-use plastics.

I don’t know exactly what that looks like, but that, again, is probably somewhere similar to us in that 10%, maybe a little bit more range for single-use plastic, and probably pretty similar in terms of where their actual legislative policy bans or something in place.

I hope that helps answer your question.

Then recycling, yes, we’ve been very focused in the Coperion business on recycling. We do have good relationships with some of the larger systems providers for recycling in the industry, and as we look forward, we anticipate growth. We’ve had growth and we anticipate continued growth in recycling. As a matter of fact, we think that parts of the Milacron product line may help us in our offering. But as recycling continues to catch hold as volumes of recycling increase, we think that plays to our favor as our strength is in sort of larger products and systems. So, recycled product is similar to a virgin (phone) product in the sense that it goes through an extruder, it comes out, it gets pelletized, it gets moved pneumatically, and so our equipment is used in recycling. Again, we’re working to grow that part of our business actively and have been in the last few years.

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Joe A. Raver:

Thank you, Operator, and thank you, everyone, for joining our call. I will tell you, as a management team we’re very focused on running our businesses; very focused on preparing for the close of Milacron and the integration, achieving the synergies in the short run, and the long run as well; and then, really, very focused on making sure that the integration, we’re prepared for Day 1, it goes smoothly, and we have the teams well set to realize the full potential and the long-term value of the deal. We remain extremely excited about the deal and look forward to talking more about that in our next call next quarter.

Thanks again for joining us today, and we look forward to speaking with everyone again in February as we talk about our first quarter results and the Milacron acquisition. Have a good day.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Milacron to receive the  approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact  of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction  or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand has filed with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction.  The registration statement includes a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement became effective on October 18, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Milacron’s stockholders. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction.  Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 filed with the SEC on November 13, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019.  Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.